CITY NATIONAL ROCHDALE GOVERNMENT MONEY MARKET FUND

RULE 12B-1 FEE LIMITATION AGREEMENT

THIS RULE 12-1 FEE LIMITATION AGREEMENT is made this 1st day of March, 2018 (the “Effective Date”), by and among City National Rochdale Funds (the “Trust”), SEI Investments Distribution Co. (“SIDCO”), the principal underwriter of the Trust, and RIM Securities LLC (“RIM”), the sub-distribution coordinator.

WHEREAS, the Trust has adopted a Rule 12b-1 Distribution Plan (the “Plan”) pursuant to which various series of the Trust, including the City National Rochdale Government Money Market Fund (the “Fund”), pays to SIDCO, as the Fund’s distribution coordinator, an annual fee for SIDCO’s services in such capacity including its expenses in connection with the promotion and distribution of the Fund’s shares as set forth in the Plan (the “Distribution Fee”); and

WHEREAS, the Trust, SIDCO and RIM have entered into a Distribution Coordination Agreement pursuant to which SIDCO pays RIM, as the Fund’s sub-distribution coordinator, the Distribution Fee it receives from the Fund pursuant to the Plan; and

WHEREAS, the parties desire to limit Rule 12b-1 fees payable by Class S shares of the City National Rochdale Government Money Market Fund;

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1. Limit on Rule 12b-1 Distribution Fees. The parties hereby agree to limit the annual Distribution Fee payable by the Class S shares of the Fund pursuant to the Plan to 0.45% of the average daily net asset value of such shares.

2. Duration and Termination. This Agreement shall be effective as of the Effective Date and shall continue in effect through the close of business on January 31, 2019 (the “Initial Term”); thereafter, this Agreement may be renewed for additional one-year periods as agreed to by the parties.

This Agreement may be terminated by the Board of Trustees of the Trust, for any reason, at any time, and shall automatically and immediately terminate with respect to the Fund upon the termination of the Plan.

3. No Reimbursement of Waived Fees. No Distribution Fees reduced pursuant to this Agreement will be subject to reimbursement to SIDCO or RIM by the Fund.

4. Amendment. This Agreement may not be amended except by a writing signed by the parties.

5. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

6. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

CITY NATIONAL ROCHDALE FUNDS		SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ Anthony Sozio	By:	/s/ Maxine J. Chou
Name:	Anthony Sozio	Name:	Maxine J. Chou
Title:	Vice-President	Title:	CFO & COO

RIM SECURITIES, LLC

By:	/s/ Gregg Giaquinto
Name:	Gregg Giaquinto
Title:	MD

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